UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

 or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issues pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

424-262-6683

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Special Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10686, which was qualified by the Commission in August 28, 2017.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2018 and the for the Six Months Ended June 30, 2017

General and administrative expenses decreased to approximately $85,000 for the six months ended June 30, 2018 from approximately $225,000 for the comparable period in the prior year. General and administrative expenses decreased primarily as a result of lower legal and other professional services fees associated with our capital-raising activities, as our Company started normal business operations.

Sales and marketing expenses increased to approximately $70,000 for the six months ended June 30, 2018 from $19,000 for the comparable period in the prior year. Sales and marketing expenses increased primarily as a result of higher advertising and marketing expenses to promote our Company’s services.

Research and development expenses increased to approximately $60,000 for the six months ended June 30, 2018 from $46,000 for the comparable period in the prior year. Research and development expenses increased primarily as a result of our development of our technology in our web-based platform through which our customers interact with us.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2018 of approximately $385,000. We expect to incur substantial expenses and generate continued operating losses until we generate gross profits sufficient to cover our operating expenses. At June 30, 2018, the Company had cash on hand of approximately $649,000. The Company is seeking to raise additional funds from accredited investors.

Cash Flows from Operating Activities

Cash used in operating activities was approximately $269,000 during the six months ended June 30, 2018. The Company used approximately $277,000 in cash flows from operations during the comparable period in the prior year. The cash flows used in operations were for the origination of loans and the issuance of notes.

Cash Flows from Investing Activities

Cash used in investing activities increased to approximately $97,000 from $57,000 for the comparable period in the prior year. The increase in cash used in investing activities is due to the development of our web-based platform through which our customers interact with us.

Cash Flows from Financing Activities

Cash provided by financing activities increased to $605,000 from approximately $455,000 for the comparable period in the prior year. The increase in cash provided by financing activities was due to our issuance of several Simple Agreements for Future Equity (“SAFEs”) to private accredited investors.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2017 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ended December 31, 2018 or for future periods.

CNote Group, Inc.

Financial Statements as of and for the Six-Month Periods Ended June 30, 2018 and for June 30, 2017 and as of and for the Year Ended December 31, 2017

Table of Contents

Balance Sheets	Page F-2

Statements of Operations	Page F-3

Statements of Stockholders’ Equity	Page F-4

Statements of Cash Flows	Page F-5

Notes to the Financial Statements	Page F-6

F-1

CNote Group, Inc.

Balance Sheets

As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash	$648,902	$410,276
Accrued interest receivable	121,143	42,647
Current portion of loans and notes receivable	3,223,293	1,816,195
Total current assets	3,993,338	2,269,118

Software, net	$204,093	$162,952
Loans receivable (net of current portion and loan loss reserve)	4,593,193	2,588,077
Total assets	8,790,624	5,020,147

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$-	$1,681
Accrued liabilities	-	15,322
Interest payable	116,419	42,021
Current portion of notes payable, net	3,211,770	1,780,585
Current portion of notes payable - related parties	10,000	10,000
Total current liabilities	3,338,190	1,849,609

Notes payable, net	4,744,161	2,681,382
Notes payable - related parties	15,000	15,000
Contingent obligations to issue future equity - SAFE	1,619,500	1,015,000
Total liabilities	9,716,850	5,560,991

Stockholders' Deficit:
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized; 6,000,000 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	60	60
Accumulated deficit	(926,287)	(540,905)
Total stockholders' deficit	(926,227)	(540,845)
Total liabilities and stockholders' deficit	$8,790,624	$5,020,146

The accompanying notes are an integral part of these financial statements.

F-2

CNote Group, Inc.

Statements of Operations (Unaudited)

For the Six-Month Periods Ended June 30, 2018 and June 30, 2017

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues - Interest	$107,063	$10,109
Cost of revenues	219,416	28,364
Gross loss	(112,353)	(18,255)
Operating expenses:
Sales and marketing	70,395	19,418
Research and development	59,748	45,577
General and administrative	84,907	224,757
Total operating expenses	215,049	289,752
Operating loss	(327,402)	(308,007)
Other (income) expense:
Interest (income) expense	55,970	(8,000)
Other expense	2,011	891
Other income	-	-
Total other (income) expense	57,981	(7,109)
Net income (loss)	$(385,383)	$(300,898)

The accompanying notes are an integral part of these financial statements.

F-3

CNote Group, Inc.

Statements of Stockholders' Equity

For the Six-Month Period Ended June 30, 2018 (unaudited) and for the Year Ended December 31, 2017 (audited)

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Deficit
Balance - December 31, 2016 (audited)	6,000,000	$60	$(56,556)	$(56,496)
Net Loss	-	-	(484,349)	(484,349)
Balance - December 31, 2017 (audited)	6,000,000	$60	$(540,905)	$(540,845)
Net Loss - January - June 2018	-	-	(385,383)	(385,383)
Balance - June 30, 2018 (unaudited)	6,000,000	$60	$(926,288)	$(926,228)

The accompanying notes are an integral part of these financial statements.

F-4

CNote Group, Inc.

Statements of Cash Flows (Unaudited)

For the Six-Month Periods Ended June 30, 2018 and June 30, 2017

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Cash Flows from Operations
Net loss	$(385,383)	$(300,898)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	55,970	2,522
Amortization of offering costs	-	-
Provision for loan losses	-	-
Changes in operating assets and liabilities:
Loans	(3,412,214)	(1,851,170)
Accrued interest receivable	(78,496)	-
Interest payable	74,399	-
User notes payable	3,493,964	1,774,298
Notes payable - related party	-	-
Deferred revenue	-	-
Accounts payable and accrued expenses	(17,002)	98,402
Total Cash Flows from Operations	$(268,763)	$(276,846)

Cash Flows from Investing
Capitalized software development costs	(97,111)	(57,095)
Total Cash Flows from Investing	$(97,111)	$(57,095)

Cash Flows from Financing
Notes payable	-	-
Notes payable - related parties	-	-
Issuance of common stock	-	-
Issuance of Simple Agreements for Future Equity (“SAFEs”)	604,500	455,000
Total Cash Flows from Financing	$604,500	$455,000

Increase in Cash	238,626	121,059
Beginning Cash Balance	410,276	277,202
Ending Cash Balance	$648,902	$398,261

The accompanying notes are an integral part of these financial statements.

F-5

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals to invest their money by purchasing notes issued by CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer individuals higher rates of return on their investments than is available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit. The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its individual lenders. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as web site costs and customer support costs, and operating expenses.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt to third parties and related parties, as well as increase operating revenues. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There can be no assurances that management will be able to raise capital on terms favorable to the Company or increase revenues and margins enough to sustain operations. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs, loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit-worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include all highly-liquid debt instruments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018 and as of December 31, 2017. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, notes receivable and payable and interest receivable and payable.

F-6

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of June 30, 2018 and as of December 31, 2017, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances have not changed materially since the instruments were originated.

Loans Receivable and Notes Payable
Management expects that the terms of the Company’s loans receivable and notes payable typically will be 30 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of these instruments allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise 40% of loans receivable and notes payable can be due on demand within one year, and therefore the Company has classified its loans receivable and notes payable as available for sale with the due on demand portion considered short-term.

Deferred Offering Costs
The Company accounts for offering costs in accordance with FASB ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, $104,995 offering costs were incurred related to the Company’s Regulation A offering. As of December 31, 2017, all deferred offering costs were recorded as a discount to notes payable from the Regulation A offering and are being amortized over the 30 months, which is the life of the initial notes payable under the offering. As of June 30, 2018, $31,499 of the debt discount has been amortized and recorded as interest expense in the accompanying statements of operations and $73,496 remains to be amortized over the next 21 months on a straight-line basis.

Internal Use Software
The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. During 2017, the Company commenced capitalization of internal software. Software development capitalized totaled $173,511 of which $126,709 was for an initial release of software. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis.

Simple Agreements for Future Equity (“SAFEs”)
The Company has issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4.)

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

a)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or
b)	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate varies from 80% to 100% (20% discount to 0% discount), and the Valuation Cap varies from $4,000,000 to $8,000,000 among the various SAFEs. While the SAFEs remain outstanding; each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Classification (“ASC”) section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2018 and December 31, 2017, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

Revenue Recognition and Cost of Revenues
CNote uses the money it borrows from individuals to loan money to CDFIs. The Company earns interest on its loans to CDFIs, which are currently the primary source of its revenues. All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers. Interest income is recorded when based on the terms of the master promissory agreement with each CDFI. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote borrows money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans are governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, provision for loan loss reserves and customer support services.

Loan Loss Reserve
The Company establishes a reserve of three percent for potential losses to all new loans extended to CDFIs. The amount of the loan loss reserve was determined based on industry norms and trends and will be updated periodically once a history of loan losses sufficient to reasonably modify the estimate of future loan losses has been established.

F-7

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

Research and Development
The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 “Income Taxes” (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2018 and December 31, 2017, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. There are no common stock equivalents included in the diluted earnings per share calculation for the periods ended June 30, 2018 and December 31, 2017. In addition, any such common stock equivalents in periods where losses are incurred would be excluded as they are anti-dilutive.

Concentration of Credit Risk
During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of June 30, 2018, CNote has extended loans to six CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Recent Accounting Pronouncements
In July 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-11, I “Accounting for Certain Financial Instruments with Down Round Features” and II “Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the financial statements and disclosures.

In May 2017, the FASB issued ASU-2017-09, Compensation-Stock Compensation (Topic 718) –Modification Accounting”, to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company does not expect this update to materially affect the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which significantly changes the accounting for operating leases by lessees. The accounting applied by lessors is largely unchanged from that applied under previous guidance. The new guidance requires lessees to recognize lease assets and lease liabilities in the balance sheet, initially measured at the present value of the lease payments, for leases which were classified as operating leases under previous guidance. Lease cost included in the statement of income will be calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Lessees may make an accounting policy election to exclude leases with a term of 12 months or less from the requirement to record related assets and liabilities. The new standard is effective for public companies for fiscal years beginning after December 15, 2018. The Company plans to adopted the new standard effective for periods after December 31, 2018. The Company does not expect the adoption of this standard to have a material impact on its results of operations or cash flows; however, the Company has not determined the impact the adoption of this new standard will have on its financial position

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606)”, which does not change the core principles of ASU No. 2014-09 discussed below, but rather clarifies the implementation guidance in order to eliminate the potential for diversity in practice arising from inconsistent application of the principal versus agent guidance. Under the new guidance, when an entity determines it is a principal in a transaction, the entity recognizes revenue in the gross amount of consideration; however, in transactions where an entity determines it is an agent, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled. The standard is effective for public companies for annual periods beginning after December 15, 2017. The Company adopted the new standard effective January 1, 2018. The Company does not expect the adoption of this new standard to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2014, the FASB issued Accounting Standards Update ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes existing revenue guidance under U.S. GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The implementation of this new standard will require companies to use more judgment and to make more estimates than under current guidance and to expand their disclosures to include information regarding contract assets and liabilities as well as a more disaggregated view of revenue. The standard, as amended, is effective for public companies for annual periods beginning after December 15, 2017. The Company does not expect the adoption of the standard to have a material impact on its financial position, results of operations or cash flows.

F-8

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – NOTES AND LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of June 30, 2018, the Company has made Loans to six CDFI borrowers totaling $8,058,233. Under terms of the respective master promissory notes the loans earn interest at rates ranging from 3.0% to 3.7% per annum. The loans mature in 30 months and may be prepaid by the borrower at any time without penalty. The Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, the Company has classified 40% of the loan amount as a current asset on its Balance Sheet.

During the six months ended June 30, 2018 and during the year ended December 31, 2017, the company was repaid approximately $314,800 and $181,000, respectively, on the principal of loans receivables which were used to refund notes payable.

As described in Note 2, the Company had recorded a provision for loan losses equal to 3% of the gross loans outstanding. As of June 30, 2018, the loan loss reserve totaled $241,747, which has been netted against the long-term portion of loans receivable.

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes payable represent the principal amounts of outstanding borrowings from individuals. Interest payable represents the outstanding interest the Company owes to the individual note holders. Notes payable from individuals are not a source of financing the Company’s operations; rather, they are part of operating activities and used to fund CDFI loans receivable (Note 2). Accordingly, these notes have been included in cash from operating activities in the accompanying statement of operations.

As of June 30, 2018, notes payable totaled $8,054,426. Notes mature in 30 months and earn interest at the rate of 2.5% per annum although the interest rate may be higher (2.75%) in the event a note holder provides stipulated new referral business to the Company. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes issued under Regulation D ($5,454,404 at June 30, 2018) may be rolled over for additional 30-month terms at the option of the holder. Notes provide the holder an option to call 10% of the original note balance each quarter. As a result, the Company has classified 40% of notes payable as a current liability on its accompanying balance sheet (even though stated maturities do not begin until 2019). As of June 30, 2018 and December 31, 2017, a total of $25,000 of notes are due from related parties subject to the same terms.

SAFEs
As of June 30, 2018, the Company has raised $1,619,500 via the issuance of SAFEs. The SAFE terms vary (discount rate varies from 80% to 100% (20% discount or 0% discount), and the Valuation Cap varies from $4,000,000 to $8,000,000). As of June 30, 2018, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting periods as described in Note 2. As of June 30, 2018 and December 31, 2017, management has determined that the carrying value is considered the fair value (see Note 9).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2018:

Current tax provision
Federal	$-
State	2,011
Total	$2,011

Deferred tax provision (benefit) as of June 30, 2018
Federal	$787,000
State	139,000
Valuation allowance	(926,000)
Total	-
Total provision for income taxes	$2,011

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2018:

Deferred tax asset attributable to:
Net operating loss carryover	$926,000
Temporary differences	-
Valuation allowance	(926,000)
Net deferred tax asset	$-

F-9

Based on federal tax returns filed, or to be filed, through June 30, 2018, the Company had available approximately $926,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which allows the utilization of net operating loss carryforwards in situations in which the same business operations continue. Net operating loss carryforwards can be carried forward 20 years before expiring.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction, the Delaware state jurisdiction, and the California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of June 30, 2018 and December 31, 2017, $25,000 of the individual notes payable are due to Company’s two cofounders and two relatives of one of the cofounders. See Note 4 for terms.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two cofounders. As of June 30, 2018 and December 31, 2017, 6,000,000 shares of Common Stock are issued and outstanding, all of which are held by the Company two cofounders who remain active in the daily operations of the Company.

NOTE 10 – SUBSEQUENT EVENTS

On June 20, 2018, the Company signed a new note and loan agreement with a CDFI borrower. Loans made under this agreement earn interest at 3.5% per annum and have a maturity of 30 months. As of the date hereof the Company has $115,637 of outstanding loans under this agreement.

The Company has evaluated subsequent events that occurred after June 30, 2018 through September 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which management believes would have a material effect on these financial statements and have not been previously disclosed.

F-10

ITEM 4. EXHIBITS

Exhibit Number	Description	Incorporated by Reference
2.1*	Certificate of Incorporation.	Exhibit 2.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
2.2*	Bylaws.	Exhibit 2.2 to Offering Statement filed March 22, 2017 (File no. 024-10686)
3.1*	Form of CNote Note.	Exhibit 3.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
3.2*	Form of SAFE.	Exhibit 3.2 to Offering Statement filed May 31, 2017 (File no. 024-10686)
4.1*	Form of Subscription Agreement.	Exhibit 4.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
6.1*	Form of Master Promissory Note.	Exhibit 15.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)

Notes:

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc
Date: September 27, 2018	By:	/s/ Catherine Berman
Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

	By:	/s/ Yuliya Tarasava
Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director